  Exhibit 99.1

Canarc Optionee Ophir Gold Discovers New Mineralized Vein System at the Breccia Gold Property, Idaho, USA;
Rock Samples Assay up to 69 gpt Au and 27.5 gpt Ag

Vancouver, Canada –November 18, 2020 - Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN), announces that Ophir Gold Corp. (previously Minkap Resources), has released results of their recently completed surface exploration program at the Lightning Tree property, located in Lemhi County, Idaho, approximately 40 km southwest of Salmon. Ophir holds an option to purchase Lightening Tree from Canarc by paying cash, issuing shares and granting an NSR royalty to Canarc over three years.

The 2020 field work is the first exploration of the Lightning Tree Property by Ophir following completion of the acquisition and amalgamation into the Breccia Gold property in September 2020 (see news releases dated July 6, 2020 and September 15, 2020). The exploration program focused on regional targets as well as areas proximal to the main high-grade Breccia Zone and included rock and soil sampling as well as a ground magnetic survey. Rock and soil sampling successfully highlighted the potential of the Breccia Zone and was also successful in locating two new anomalous gold areas; east on the Lightning Tree Property (the “East Breccia Zone”), and north (the “North Meadows Fault Zone”) (Table 1) (Figure 1) of the Breccia Zone.

Highlights of the exploration program include:

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Discovery of a strongly mineralized vein system (East Breccia Zone) proximal to the main Breccia Zone

o
Outcrop rock sample assays of 57.6 gt Au and 19.6 gpt Ag; and 30.2 gpt Au and 7.4 gpt Ag
o
Boulder sample assay of 69 gpt Au and 27.5 gpt Ag

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Strong and extensive (600 x 400 m) gold in soil anomaly identified (North Meadows Fault Zone), situated north of and along strike of the high-grade Breccia Zone

●
Outcrop assay of 25.2 gpt Au and 8.9 gpt Au collected approximately 800 m north along the trend of the Breccia Zone, coincident with the gold in soil anomaly

The newly discovered East Breccia Zone is located approximately 100 m east of, and parallel to, the Breccia Zone and is characterized by multiple mineralized quartz veins in outcrop, which range from approximately 1 to 2 m in width. Precious metal assays from this zone include 69 gpt Au and 27.5 gpt Ag (boulder); 57.6 gpt Au and 19.6 gpt Ag (outcrop); and 30.2 gpt Au and 7.4 gpt Ag (outcrop). The veins are commonly brecciated, strongly oxidized, and host bladed quartz textures. The vein set trends parallel to the main Breccia Zone and is open along strike in both directions. In addition, approximately 60 m further to the northeast, a sample of a quartz rich breccia (boulder) was collected, assaying 7.49 gpt Au and 8.6 gpt Ag, indicating the potential for further discovery of parallel trending veins in the area (Figure 1).

The discovery is significant and highlights the potential of the area to host a series of closely spaced (i.e. stacked), mineralized vein breccia occurrences associated with the Meadows Fault Trend, which is estimated to continue for more than 1,800 m across the Breccia Gold Property. Select sample results are presented in Table 1 below.

Table 1: Select Rock Sample Assays from 2020 Surface Exploration at the Breccia Gold Property

Sample ID	Area	Source	Au gpt	Aggpt
147184	East Breccia Zone	Boulder	69.0	27.5
147180	East Breccia Zone	Outcrop	57.6	19.6
147183	East Breccia Zone	Outcrop	30.2	7.4
147182	East Breccia Zone	Outcrop	26.5	16.0
148394	East Breccia Zone	Boulder	7.49	8.6
147179	East Breccia Zone	Boulder	5.0	6.0
147185	East Breccia Zone	Outcrop	3.68	1.3
148185	North Meadows Fault Zone	Outcrop	25.2	8.9
148391	Breccia Zone	Outcrop	4.4	1.6
147189	Breccia Zone	Boulder	3.38	1.5

A total of 141 rock samples and 381 soil samples were collected during the program and reported grade ranges outlined in Table 2. Soil samples were collected of the B horizon material at a typical depth of 30 cm. Rock samples collected were of grab or composite type and typically comprised of strongly oxidized quartz rich lithologies with trace to minor sulphides.

Table 2: Distribution of Grade Ranges for 2020 Rock and Soil Samples Collected on the Breccia Gold Property

Rocks (Au)		Soils (Au)
gpt	No. Samples	ppb	No. Samples
10.0 to 69.0	5	400 to 577	3
5.0 to 10.0	2	300 to 400	5
2.0 to 5.0	4	200 to 300	4
1.0 to 2.0	5	100 to 200	18
0.5 to 1.0	5	50 to 100	20
0.2 to 0.5	8	20 to 50	50
<0.2	112	<20	281

The soil survey was successful in defining a strong and extensive gold anomaly of approximately 600 m x 400 m is size (North Meadows Fault Zone) over the area north of the main Breccia Zone, and south of the historical Lee Prospect (Figure 1). A total of 19 soil samples returned >100 ppb Au over this area, to a peak value of 577 ppb Au, and are coincident with anomalies of As and Sb. An outcrop grab sample of quartz breccia in this area returned 25.2 gpt Au and 8.9 gpt Au, further highlighting the potential of the northern Meadows Fault Trend. This area has seen only limited prospecting and is a high priority for further exploration.

In addition, Ophir is currently integrating the ground magnetic survey data into the larger Breccia Gold Property dataset and will report results and interpretations in a future news release. The ground magnetic survey was comprised of approximately 57 line-km on 100 m spaced lines.

The presence of coincident anomalous Au, As, and Sb in soils, when considered in conjunction with observed rock textures such as bladed quartz after calcite and sheeted veins, is consistent with Ophir’s belief that the Breccia Zone and immediate area represents the uppermost parts of a low sulfidation epithermal gold system. These features suggest a very low level of erosion and strong potential for significant gold mineralization at depth.

Ophir is in the process of permitting a maiden diamond drill program at the Breccia Gold Property, targeting the main Breccia Zone. Once final authorizations have been received and the bond payment has been completed, Ophir intends to carry-out a 5-6 hole Phase I drill program totaling approximately 1,000 m.

QA/QC

All rock and soil samples collected were sealed individually in the field and bulk shipped by ground to Activation Laboratories Ltd. in Kamloops, BC. Rock samples were analyzed for multi-element by aqua regia digestion with ICP-OES finish and Au analysis by fire assay with AA finish. Over limits for Au and Ag were determined by the relevant analytical package. Soil samples were analyzed for multi-element by aqua regia digestion with ICP-MS finish and Au analysis by fire assay with AA finish. Management cautions that prospecting surface rock sample assays, as presented herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

About Lightning Tree Property

The Lightning Tree Property consists of four unpatented claims in Lemhi County, Idaho. Lightning Tree is one of 14 mineral properties and two royalties acquired by Canarc in 2017. Seven properties in Nevada remain available for option, lease or purchase. Canarc is focused on creating shareholder value by advancing its flagship New Polaris Gold Project in British Columbia through a feasibility study and mine permitting.

Johny's Point Deposit
MUSGROVE MINE TREND (MMT)
Lee Prospect
Historical Musgrove Mine
Gold Soil Anomaly
NORTH MEADOWS FAULT ZONE
2020 Extension
148185 – 25.2 g/t Au
MEADOWS FAULT TREND
BRECCIA ZONE
2018/2019 Work
EAST BRECCIA ZONE
147180 – 57.6 g/t Au
147193 – 30.2 g/t Au
147184 – 69.0 g/t Au
1:12,000
0 250 500
Meters
710000
711000
4990000
4989000
Legend
2020 Rock Samples
Gold (g/t)
2020 Soils
Au (ppb)
Patent Claims
Historical Mine Roads
Access Roads
Historical Adit
Exploration Trend
Defined Mineralization
OPHIR GOLD CORP
BRECCIA PROPERTY
Rock and Soil Sample
2020 Results

Figure 1: 2020 rock and soil sample result summary (source: Ophir Gold Corp.)

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.